82-3699

AXIS
3-31-06

Tofaş Türk Otomobil Fabrikası Anonim Şirketi

Consolidated Financial Statements
March 31, 2006

SUPPL

CONVENIENCE TRANSLATION OF FINANCIAL STATEMENTS ORIGINALLY ISSUED IN TURKISH - SEE NOTE 45 TO THE FINANCIAL STATEMENTS

dlw 6/16

TOFAŞ
TÜRK OTOMOBİL FABRİKASI A.Ş.
DECISION OF THE BOARD OF DIRECTORS

Date of Decision : 01.05.2006

Decision No. : 2006/7

Participants :

- Mr. Mustafa V. KOÇ : Chairman-KOÇ Holding A.Ş.
- Mr. Sergio MARCHIONNE : Vice Chairman-FIAT Auto S.p.A.
- Mr. Temel ATAY : Member-KOÇ Holding A.Ş.
- Mr. Fevzi Bülent ÖZAYDINLI : Member-KOÇ Holding A.Ş.
- Mr. Alfredo ALTAVILLA : Member&CEO-FIAT Auto S.p.A.
- Mr. Diego PISTONE : Member-FIAT Auto S.p.A.
- Mr. Paolo MONFERINO : Member-FIAT Auto S.p.A.
- Mr. Mert BAYRAM : Auditor
- Mr. Raul POZZI : Auditor
- Mr. Serkan ÖZYURT : Auditor

AGENDA:

1- Replacement of the Member who have resigned.

2- Assignment of the members of the Committee Responsible for Auditing pursuant to Notification of Capital Market Board Volume. X No: 19.

1- Mr. Mustafa V. KOÇ, the Chairman of the Board of our Company has proposed to adopt the following resolution on the resignation from the Board Membership and on replacement thereof.

The resignation of Mr. M.Selçuk GEZDUR, who has been holding the title of Member of the Board of Directors of our Company since 31.03.2004 has been approved. The Board of Directors has offered its gratitude to Mr. M.Selçuk GEZDUR for his successful performance and contribution throughout his term of office. Upon the proposal of Koç Holding A.Ş., it has been resolved to appoint Mr. Kudret ÖNEN as the member the Board of Directors of our Company due to the vacancy caused by Mr. M.Selçuk GEZDUR, and to bring this proposal of assignment to the first General Assembly's approval.

It has been resolved that Mr. Kudret ÖNEN, appointed as the member of the Board of Directors of our Company, will be authorized to represent the Company as the First Degree Signatories pursuant to Turkish Commercial Code and relevant regulations and in accordance with the Circular of Signatures of our Company.

2- Within the scope of regulations under the Notification of Capital Market Board Volume. X No: 19 and the provision that sets forth establishment of an Committee Responsible for Auditing among the members of the Board of Directors, it is resolved to assign Mr. Kudret ÖNEN and Mr. Diego PISTONE as the members of the Committee Responsible for Auditing pursuant to the provisions of the said Notification.

MUSTAFA V. KOÇ
Başkan

SERGIO MARCHIONNE
Vice Chairman

F.BÜLENT ÖZAYDINLI
Member

ALFREDO ALTAVILLA
Member&CEO

TEMEL ATAY
Member

PAOLO MONFERINO
Member

DIEGO PISTONE
Member

TOFAŞ
TÜRK OTOMOBİL FABRİKASI
ANONİM ŞİRKETİ
DECISION OF THE BOARD OF DIRECTORS

Date of Decision	: 15.05.2006
Number of Decision	: 2006/9
Participants	:
- Mr. Mustafa V. KOÇ	: Chairman-KOÇ Holding A.Ş.
- Mr. Sergio MARCHIONNE	: Vice Chairman-FIAT Auto S.p.A.
- Mr. Temel ATAY	: Member-KOÇ Holding A.Ş.
- Mr. Fevzi Bülent ÖZAYDINLI	: Member-KOÇ Holding A.Ş.
- Mr. Kudret ÖNEN	: Member-KOÇ Holding A.Ş.
- Mr. Alfredo ALTAVILLA	: Member&CEO-FIAT Auto S.p.A.
- Mr. Diego PISTONE	: Member-FIAT Auto S.p.A.
- Mr. Paolo MONFERINO	: Member-FIAT Auto S.p.A.
- Mr. Mert BAYRAM	: Auditor
- Mr. Raul POZZI	: Auditor
- Mr. Serkan ÖZYURT	: Auditor

SUBJECT:

Discussion of Company Financial Statements as of March 31, 2006.

The Members of Auditing Committee of our Board of Directors have proposed to adopt the following resolution on the financial statements and footnotes of the Company pursuant to paragraph 2 of Turkish Commercial Code 330.

The consolidated financial statements and periodical report prepared by the Company management as of 31.03.2006 have not been audited independently and have been investigated by our Board and it has been determined that the report is not including a false statement on important issues or a deficiency that can cause a misunderstanding on the date when the statement is made; and it is also determined that the report is including the truths about the activity results and the fiscal position of the partnership for the fiscal statements and other information on fiscal issues and accepted in this scope, regarding the period the report depends. It is decided to send the financial statements and the periodical report to Capital Markets Board and to Istanbul Stock Exchange according to decision of CMB dated 05.06.2003 and numbered 29/692 for issuing.

MUSTAFA V. KOÇ
Chairman

SERGIO MARCHIONNE
Vice Chairman

F. BÜLENT ÖZAYDINLI
Member

TEMEL ATAY
Member

ALFREDO ALTAVILLA
Member&CEO

KUDRET ÖNEN
Member

PAOLO MONFERINO
Member

DIEGO PISTONE
Member

(Convenience Translation of Financial Statements Originally Issued in Turkish – See Note 45 to the Financial Statements)

Tofaş Türk Otomobil Fabrikası Anonim Şirketi

TABLE OF CONTENTS

CONSOLIDATED BALANCE SHEET
As of March 31, 2006
(Currency – Unless otherwise indicated, thousands of New Turkish Liras (YTL))

ASSETS	Notes	(Unaudited) March 31, 2006	(Audited) December 31, 2005
Current Assets		**1,127,026**	1,120,255
Cash and cash equivalents	4	**550,985**	483,726
Investment securities	5	**10,658**	10,324
Trade receivables from third parties (net)	7	**110,783**	188,841
Financial lease receivables	8	-	-
Trade receivables from related parties (net)	9	**285,043**	266,439
Other receivables (net)	10	**2,261**	1,622
Biological assets (net)	11	-	-
Inventories (net)	12	**152,885**	148,527
Receivables from construction projects in progress (net)	13	-	-
Deferred tax asset	14	-	-
Other current assets	15	**14,411**	20,776
Non-current Assets		**846,196**	812,740
Trade receivables from third parties (net)	7	-	-
Financial lease receivables	8	-	-
Trade receivables from related parties (net)	9	-	-
Other receivables (net)	10	**15,783**	7,286
Available for sale financial assets (net)	16	**30,684**	30,684
Positive/negative goodwill (net)	17	-	-
Investment properties (net)	18	-	-
Property, plant and equipment (net)	19	**492,635**	486,666
Intangibles (net)	20	**167,284**	143,853
Deferred tax asset	14	**139,769**	144,194
Other non-current assets	15	**41**	57
Total Assets		**1,973,222**	1,932,995

The accompanying policies and explanatory notes on pages 4 through 37 form and integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEET
As of March 31, 2006
(Currency – Unless otherwise indicated, thousands of New Turkish Liras (YTL))

LIABILITIES	Notes	(Unaudited) March 31, 2006	(Audited) December 31, 2005
Current Liabilities		**776,338**	732,577
Short-term bank borrowings (net)	6	**110,489**	102,395
Current portion of long-term bank borrowings (net)	6	**48,030**	48,348
Short-term financial lease payables (net)	8	-	-
Other financial liabilities (net)	10	-	-
Trade payables to third parties (net)	7	**167,129**	153,454
Trade payables to related parties (net)	9	**344,572**	326,976
Advances taken	21	-	-
Progress billings amounts of construction in progress (net)	13	-	-
Provisions	9, 23	**87,506**	66,420
Deferred tax liability	14	-	-
Other current liabilities (net)	10	**18,612**	34,984
Non-current Liabilities		**143,848**	162,141
Long-term bank borrowings (net)	6	**94,555**	115,743
Long-term financial lease payables (net)	8	-	-
Other financial liabilities (net)	10	-	-
Trade payables to third parties (net)	7	-	-
Trade payables to related parties (net)	9	-	-
Advances taken	21	-	-
Provisions	23	**49,293**	46,398
Deferred tax liability	14	-	-
Other current liabilities (net)	10	-	-
Minority interest	24	-	-
Shareholders' Equity		**1,053,036**	1,038,277
Paid-in share capital	25	**500,000**	500,000
Adjustments to share capital and equity instruments	25	-	-
Capital reserves		**368,461**	368,486
Share premium		-	-
Gain on cancellation of shares		-	-
Revaluation fund		-	-
Revaluation surplus of financial assets	16	**18,926**	18,951
Inflation adjustment on equity items	26	**349,535**	349,535
Profit reserves	27-28	**47,706**	58,721
Legal reserves		-	-
Statutory reserves		-	-
Extraordinary reserves		-	-
Special funds		-	-
Gain on sale of fixed assets and financial assets subject to share capital increase		-	-
Foreign currency translation adjustment		-	-
Cumulative gain on the hedging		**47,706**	58,721
Net income for the period		**25,799**	141,845
Transfer from net income for the period of gain on sale of fixed asset to share capital	26, 38	-	(31,632)
Retained earnings	27-28	**111,070**	857
Total Liabilities and Shareholders' Equity		**1,973,222**	1,932,995

The accompanying policies and explanatory notes on pages 4 through 37 form and integral part of the consolidated financial statements.

CONSOLIDATED INCOME STATEMENT
For the period ended March 31, 2006
(Currency – Unless otherwise indicated, thousands of New Turkish Liras (YTL))

	Notes	(Unaudited) March 31, 2006	(Unaudited) March 31, 2005
Operational Income			
Net sales	36	**605,054**	533,381
Cost of sales (-)	36	**(554,693)**	(501,624)
Service income (net)		**1,004**	1,242
Other income from operational activities (net)	36	**8,598**	17,948
Gross Operational Profit		**59,963**	50,947
Operating expenses (-)	37	**(57,215)**	(57,012)
Net Operational Profit / (Loss)		**2,748**	(6,065)
Other operating income	38	**3,528**	5,286
Other operating expense (-)	38	**(89)**	-
Financial income / (expense)	39	**21,495**	11,307
Operating Profit		**27,682**	10,528
Net monetary loss	40	**-**	-
Minority interest	24	**-**	-
Net Income Before Provision for Taxes		**27,682**	10,528
Taxation	41	**(1,883)**	1,491
Net Income		**25,799**	12,019
Weighted average number of shares (thousand shares with 0.01 YTL each)		**50,000,000**	50,000,000
Earnings per share (New Turkish Kuruş)	42	**0.05**	0.02

The accompanying policies and explanatory notes on pages 4 through 37 form and integral part of the consolidated financial statements.

(Currency – Unless otherwise indicated, thousands of New Turkish Liras (YTL))

1. CORPORATE INFORMATION

Tofaş Türk Otomobil Fabrikası A.Ş. (a Turkish corporation, the Company – Tofaş) was established in 1968 as a Turkish-Italian cooperation venture to manufacture passenger cars and light commercial vehicles under licenses from Fiat Auto S.p.A. (Fiat). The Company, which is a member of Koç Holding A.Ş. and Fiat, also produces various automotive spare parts used in its automobiles. The Company's main office is located in Büyükdere Cad. No:145 Kat:4-5 Zincirlikuyu Şişli, İstanbul. The manufacturing facilities are located in Bursa. The Company manufactures its cars pursuant to license agreements between the Company and Fiat. These license agreements prohibit the Company from assembling, producing, importing or selling any car other than Fiat Group cars. The Company has been registered with the Turkish Capital Market Board (CMB) and quoted on the İstanbul Stock Exchange (ISE) since 1991.

The Company conducts a significant portion of its business with corporations, which are affiliates of Koç Holding A.Ş. or Fiat Group companies (see Note 9).

As of March 31, 2006, consolidated subsidiaries of the Company are as follows:

Name of the Company	Operating Area	Percentage of Ownership	
		March 31, 2006	December 31, 2005
Koç Fiat Kredi Tüketici Finansmanı A.Ş. (KFK)	Consumer financing	**%99.9**	%99.9
Mekatro Araştırma Geliştirme A.Ş.	Research and development	**%97.0**	%97.0
Platform Araştırma Geliştirme Tasarım ve Ticaret A.Ş.	Research and development	**%99.0**	%99.0
Fer Mas Oto Ticaret A.Ş	Trading of automobile and spare parts	**%99.4**	%99.4

For the purpose of the consolidated financial statements, the Company and its consolidated subsidiaries are referred to as "the Group".

The average number of personnel in accordance with their categories is as follows;

	March 31, 2006	December 31, 2005
Blue-collar	**3,575**	3,548
White-collar	**942**	892
Total number of personnel	**4,517**	4,440

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The financial statements of the Group have been prepared in accordance with accounting and reporting standards (CMB Accounting Standards) as prescribed by Turkish Capital Market Board (CMB). CMB has issued communiqué no. XI-25 "Communique on Accounting Standards in Capital Markets" which sets out a comprehensive set of accounting principles. In this Communique CMB stated that alternatively application of accounting standards prescribed by the IASB and IASC will also be considered to be compliant with CMB

(Currency – Unless otherwise indicated, thousands of New Turkish Liras (YTL))

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounting Standards. On May 15, 2005, CMB has issued a resolution and declared that application of inflation accounting is no longer required for companies operating in Turkey and reporting under CMB Accounting Standards, with effect from January 1, 2005. Financial statements have been prepared under the alternative application defined by CMB as explained above. The financial statements and footnotes are presented using the compulsory standard formats as prescribed by CMB.

The consolidated financial statements were authorized for issue on May 15, 2006 by the Board of Directors of the Company and signed by Nezih Olcay, Accounting , Finance and Control Director and Selçuk Öncer, Accounting Director, representing Board of Directors. The General Assembly and certain regulatory bodies have the power to amend the statutory financial statements after issue.

Functional Currency and Reporting Currency

In accordance with CMB announcement No. 11/367 dated March 17, 2005; since the objective conditions for the application of restatement is no longer available the financial statements after December 31, 2004 are not restated for the effects of inflation. Per State Instute of Statistics announcement for wholesale price index; as of March 31, 2006, the cumulative three year inflation rates was 23.6% while for the twelve months period ending of the same date, the annual inflation rate is 5.87%.

The restatement for the changes in the general purchasing power of YTL as of December 31, 2004 is based on IAS 29 ("Financial Reporting in Hyperinflationary Economies"). IAS 29 requires that financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date and the corresponding figures for previous periods be restated in the same terms. Such index and conversion factors as of the end of the three year period ended December 31, 2004 are given below:

Dates	Index	Conversion Factors
December 31, 2002	6,478.8	1.297
December 31, 2003	7,382.1	1.138
December 31, 2004	8,403.8	1.000

The main guidelines for the above mentioned restatement are as follows:

- Non-monetary assets, liabilities and shareholders' equity including share capital reported in the consolidated balance sheet as of March 31, 2006 are derived by indexing the additions occurred until December 31, 2004. The additions after this date are carried with their nominal amounts.

- All the items in the income statement for the period ended March 31, 2006 are stated with their historical values except for (i) the depreciation and amortization expenses that are calculated based on gross book values of tangible and intangible assets that are restated until December 31, 2004 and nominal values of additions after January 1, 2005; and (ii) the gain /loss on sales of those assets.

Restatement of balance sheet and income statement items through the use of a general price index and relevant conversion factors does not necessarily mean that the Group could realize or settle the same values of assets and liabilities as indicated in the consolidated balance sheets. Similarly, it does not necessarily mean that the Group could return or settle the same values of equity to its shareholders.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Basis of Consolidation

The control relation is normally evidenced when the Company owns, either directly or indirectly, more than 50% of the voting rights of a company's share capital and is able to govern the financial and operating policies of an enterprise so as to benefit from its activities. During consolidation Inter-company balances and transactions, including intercompany profits and unrealized profits and losses are eliminated. Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

3. ACCOUNTING POLICIES AND PRINCIPLES

Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand and cash at banks. Cash equivalents are short-term highly liquid investments that are readily convertible to known amounts of cash and that are subject to an insignificant risk of change in value.

Cash and cash equivalent balances in the consolidated cash flow statement does not include the cash amounts with original maturity of three months or more.

Investments and Other Financial Assets

i) Held- to- maturity investments

Financial assets with fixed or determinable payments and fixed maturity where management has both the intend and ability to hold to maturity are classified as held-to-maturity.

Investments that are intended to be held to maturity are measured at amortized cost by using effective interest rate. For investments carried at amortized cost, gains and losses are recognized in income when the investments are derecognized or impaired, as well as through the amortization process. Interest income of held-to-maturity investments is included in income statement.

As of March 31, 2006, the Group does not have any held-to-maturity investments.

ii) Available for sale financial assets

Available for sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified in any of the preceding categories. After initial recognition, available for sale financials assets are measured at fair value. Gains or losses on remeasurement to fair value are recognized as a separate component of equity (Note 16). The interest income, which is computed by using effective interest rate is recognized in the income statement.

During 2005, the Group has sold its investment securities which are classified as held to maturity before their maturities. Based on the provisions of IAS 39 (Financial Instruments: Recognition and Measurement), an entity is not allowed to classify any financial assets as held-to-maturity if the entity has during the current financial year or the two preceding financial years, sold or reclassified more than an insignificant amount of held-to-maturity investments before maturity other than the specific exceptions provided in the Standard. The track record of the sales made by the Group from its held-to-maturity investment securities portfolio indicates that the Group stands ready to sell its held-to-maturity investment securities in response to changes in market interest rates, and therefore, the positive intention to hold these marketable securities to maturity does not exist.

3. ACCOUNTING POLICIES AND PRINCIPLES (continued)

Accordingly, the entire portfolio of the Group is reflected in available for sale category and be subject to measurement criteria of available for sale securities.

iii) Loans (Consumer Financing Loans)

Consumer financing loans originated by KFK are carried at amortized cost. A specific credit risk provision for loan impairment is established to provide for management's estimate of credit losses as soon as the recovery of an exposure is identified as doubtful. When a loan is deemed uncollectible, it is written off against the related provision for impairment. Subsequent recoveries are credited to the income statement if previously written off.

Trade Receivables

Trade receivables has a maturity range of 30-90 days and are recognized at original invoice amount and carried at amortized cost less an allowance for any uncollectible amounts. An estimate for doubtful debt is made when collection of the full amount is no longer probable. Bad debts are written off when identified.

Trade Payables

Trade payables have average maturities changing between 30-90 days and consist of amounts invoiced or not related with the realized material or service purchases, and are carried at amortized cost.

Inventories

Inventories are valued at the lower of cost or net realizable value after provision for obsolete items. Costs incurred in bringing each product to its present location and condition are accounted for as follows: Raw materials - purchase cost on a monthly average basis; Finished goods and work-in-process - cost includes the applicable allocation of fixed and variable overhead costs on the basis of monthly average basis. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and estimated costs necessary to make the sale. The scrap inventory is written off when identified.

Property, Plant and Equipment

Property, plant and equipment (PP&E) are stated at cost less accumulated depreciation and accumulated impairment loss. When assets are sold or retired, their costs and accumulated depreciation are eliminated from the accounts and any gain or loss resulting from their disposal is included in the income statement.

The initial cost of PP&E comprises its purchase price, including import duties and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the PP&E have been put into the operation, such as repairs and maintenance and overhaul costs are normally charged to income in the period the costs are incurred. Expenditures are added to cost of assets if the expenditures provide economic added value for the future use of the related PP&E.

Depreciation is computed on a straight-line basis over the estimated useful lives. The depreciation terms are as follows;

Land improvements	33 years
Buildings	25 years
Leasehold improvements	30 years
Machinery and equipment	8 – 12 years
Motor vehicles	4 – 5 years
Furnitures and fixtures	6 – 8 years
Moulds and models	6 – 8 years

3. ACCOUNTING POLICIES AND PRINCIPLES (continued)

The useful lives and depreciation methods are reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from items of PP&E.

In case of any indication of the impairment in the carrying value of the property, plant and equipment, the recoverable amount is re-assessed and provision for impairment is reflected in the financial statements.

Intangible Assets

Intangible assets acquired separately from a business are capitalized at cost. Intangible assets, created within the business are not capitalized and expenditure is charged against profits in the year in which it is incurred. Intangible assets are amortized on a straight-line basis over the their useful lives (5 years). The carrying values of intangible assets are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

Research and Development Costs

Expenditures for research and development are charged against income in the period incurred except for project development costs which comply with the following criteria:

- The product or process is clearly defined and costs are separately identified and measured reliably;
- The technical feasibility of the product is demonstrated;
- The product or process will be sold or used in-house;
- A potential market exists for the product or its usefulness in case of internal use is demonstrated; and
- Adequate technical, financial and other resources required for completion of the project are available.

The costs related to the development projects are capitalized when the above criteria are first met (Note 20).

The recoverable amount of development costs is estimated whenever there is an indication that the asset has been impaired or that the impairment losses recognized in previous years no longer exist.

Interest Income and Expense

Interest income and expense are recognized in the income statement on an accrual basis using the effective yield method. Interest income is suspended when loans become doubtful or when the borrower defaults.

Revenue

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Revenues are stated net of discounts, value added and sales taxes. Revenue is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer and the amount of revenue can be measured reliably.

Service income is recognized when the service is rendered and the amount is reliably measured.

Dividend income is recognized when the Group has the right to receive the dividend payment.

3. ACCOUNTING POLICIES AND PRINCIPLES (continued)

Recognition and Derecognition of Financial Instruments

The Group recognizes a financial asset or financial liability in its balance sheet when and only when it becomes a party to the contractual provisions of the instrument. The Group derecognizes a financial asset or a portion of financial asset when and only when it loses control of the contractual rights that comprise the financial asset or a portion of financial asset. The Group derecognizes a financial liability when and only when a liability is extinguished that is when the obligation specified in the contract is discharged, cancelled and expired.

All the normal sales or purchase transactions of financial assets are recorded at the transaction date, that the Group guaranteed to purchase or sell the financial asset. These transactions generally require the transfer of financial asset in the period specified by the general conditions and the procedures in the market.

Recognition and Derecognition of Financial Assets and Liabilities

The Group recognizes a financial asset or financial liability in its balance sheet when and only when it becomes a party to the contractual provisions of the instrument. The Group derecognizes a financial asset or a portion of financial asset when and only when it loses control of the contractual rights that comprise the financial asset or a portion of financial asset. The Group derecognizes a financial liability when and only when a liability is extinguished that is when the obligation specified in the contract is discharged, cancelled and expired.

All the regular way purchases and sales of financial assets are recognized on the trade date i.e. the date that the Company commits to purchase or to sell the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame generally established by regulation or convention in the market place.

Borrowing Costs

Borrowing costs are expensed as incurred.

Fair Value of Financial Instruments

The fair values of the financial instruments are determined in accordance with the following methods and assumptions as follows:

Financial Assets

Monetary assets for which fair value approximates carrying value are carried at cost in the financial statements and consists of cash and cash equivalents, their interest accruals, and other financial assets; and considered to approximate their respective carrying values due to their short-term nature and negligible credit losses. The carrying value of accounts receivable along with the related allowance for unearned income and uncollectibility are estimated to be their fair values.

Financial Liabilities

Monetary liabilities for which fair value approximates carrying value including accounts payable, short-term bank borrowings and other monetary liabilities are considered approximate their respective carrying values due to their short-term nature. The bank borrowings are stated at their amortized costs and transaction costs are included in the initial measurement of bank borrowings. The fair value of bank borrowings are considered to state their respective carrying values since the interest rate applied to bank borrowings are updated periodically by the lender to reflect active market price quotations. The carrying value of accounts payable along with the related allowance for unrealized cost is estimated to be their fair values.

3. ACCOUNTING POLICIES AND PRINCIPLES (continued)

Income Taxes

Tax expense / (income) is the aggregate amount included in the determination of net profit or loss for the period in respect of current and deferred tax.

Deferred income tax is computed, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against the deductible temporary differences. The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Deferred taxed arising from income and expenses accounted under equity are also recorded under equity.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Reserve for Employee Termination Benefits

Defined Contribution Plans

In accordance with existing social legislation, the Group is required to make lump sum termination indemnities to each employee who has completed one year of service with the company and whose employment is terminated due to retirement or for reasons other than resignation or misconduct.

In the consolidated financial statement, the Group has reflected a liability calculated using "Projected Unit Credit Method" and based upon factors derived using the Group's experience of personnel terminating their services and being eligible to receive benefits, discounted by using the current market yield at the balance sheet date on government bonds. All actuarial gains and losses calculated are reflected in the income statement.

Defined Benefit Plans

The Group is obliged to pay premiums to Social Security Agency for its employees during the period of employment. The Group does not have any further obligation as long as it realizes the payment of such premiums. Social security premiums are reflected in the personnel expenses as they accrue. As of March 31, 2006, the Group has social security premium expenses amounting to YTL 6,525 (March 31, 2005 – YTL 5,674).

Earnings / Loss per Share

Earnings / loss per share disclosed in the income statement are determined by dividing net income / loss by the weighted average number of shares that have been outstanding during the related period concerned.

In Turkey, companies can increase their share capital by making a pro rata distribution of shares (Bonus Shares) to existing shareholders without consideration for amounts resolved to be transferred to share capital from retained earnings and revaluation surplus. For the purpose of the earnings per share calculation such Bonus Share issues are regarded as stock dividends. Dividend payments, which are immediately reinvested in the shares of the Company, are regarded similarly.

3. ACCOUNTING POLICIES AND PRINCIPLES (continued)

Subsequent Events

Post-period-end events that provide additional information about the Group's position at the balance sheet date (adjusting events), are reflected in the financial statements. Post-period-end events that are not adjusting events are disclosed in the notes when material.

Provisions, Contingent Assets and Liabilities

i) Provisions

A provision is recognised when, and only when the Group has a present obligation as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are recognized by the amortized amount as of balance sheet date in case that the monetary loss is material. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate.

ii) Warranty Provision

The Group provides free of charge maintenance service for the vehicles, during the first two-year period following the date of sale. Export sales of the Group are not under a warranty commitment. Warranty provision is periodically reviewed and reassessed in accordance with the realized expenses in the previous periods.

iii) Contingent Assets and Liabilities

Contingent liabilities are not recognized in the financial statements, but are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. A contingent asset is not recognized in the financial statements, but disclosed when an inflow of economic benefits is probable.

Offsetting

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to set off the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

Foreign Currency Transactions and Translation

Income and expenses arising in foreign currencies during the year have been translated at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies have been translated at the exchange rates prevailing at the balance sheet dates, which is announced by Turkish Republic Central Bank. Exchange gains or losses arising from the settlement and translation of foreign currency items have been included in the related income and expense accounts, as appropriate.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Warranty expense provision, retirement pay liability and other provisions are significant estimates. Actual results could differ from those estimates. These estimates are reviewed periodically, and as adjustments become necessary, they are reported in earnings in the periods in which they become known.

3. ACCOUNTING POLICIES AND PRINCIPLES (continued)

Cash Flow Hedge

Changes in the fair value of a hedging instrument that qualifies as a highly effective cash-flow hedge are recognized directly in shareholders' equity.

The ineffective portion is immediately recognized in net profit or loss. If the hedge cash flow results in the recognition of an asset or a liability, all gains and losses previously recognized directly in equity are transferred from equity and included in the initial measurement of the cost or carrying value of the asset or liability. Otherwise, for all other cash flow hedges, gains and losses initially recognized in equity are transferred from hedging reserve to net profit or loss in the same period or periods during which the hedged firm commitment or forecasted transaction affects the income statement.

When the hedge ceases to be highly effective, hedge accounting is discontinued prospectively. In this case, the cumulative gain or loss on the hedging instrument that has been reported directly in equity is retained in equity until the committed of forecasted transaction occurs. When the committed or forecasted transaction is no longer expected to occur, any net cumulative gain or loss previously reported in equity is transferred to the income statement.

Financial Risk Management Objectives and Policies

The Group's principle financial instruments comprise cash and short-term deposits, consumer financing loans, investment securities and bank borrowings. The main purpose of these financial instruments is to raise finance for the Group's operations. The Group has various other financial instruments such as trade debtors and trade creditors, which arise directly from its operations.

The main risks arising from the Group's financial instruments are foreign currency risk, credit risk and interest rate risk. The managements reviews and agrees policies for managing each of these risks which are summarized below. The Group monitors the market price risk arising from all financial instruments.

Credit Risk

The Group trades with only with recognized, creditworthy third parties. It is the Group policy that all customers who wish to trade on credit terms are subject to credit screening procedures. In addition, receivable balances are monitored on an ongoing basis with the result that the Group's exposure to bad debts is not significant.

There are no significant concentrations of credit risk within the Group, other than the disclosed balances and transactions with the related parties.

Interest Rates Risk

The group is exposed to interest rate risk through the impact of rate changes on interest bearing liabilities and assets. These exposures are managed by using natural hedges that arise from offsetting interest rate sensitive assets and liabilities.

Currency Risk

The Group is exposed to the foreign exchange risk through the impact of rate changes at the translation of foreign currency denominated liabilities to New Turkish Lira. The currency risks are monitored and limited by the analysis of foreign currency position.

(Currency – Unless otherwise indicated, thousands of New Turkish Liras (YTL))

4. CASH AND CASH EQUIVALENTS

	March 31, 2006	December 31, 2005
Cash on hand	**25**	23
Cash at banks		
-demand deposits	**9,291**	22,862
-time deposits	**542,074**	460,891
Payment orders	**(405)**	(50)
Other cash equivalents	**-**	-
Total	**550,985**	483,726

The breakdown of time deposits are as follows;

	March 31, 2006		December 31, 2005	
	Amount (YTL Equivalent)	**Effective interest rate per annum (%)**	Amount (YTL Equivalent)	Effective interest rate per annum (%)
Denominated in YTL	**461,706**	**13-17**	361,536	7 - 19
Denominated in USD	**859**	**2.85**	986	2.85
Denominated in EUR	**79,509**	**2.85**	98,369	2.85
Total	**542,074**		460,891	

As of March 31, 2006, the maturities of time deposits are between a week and six months (December 31, 2005 – a week and ten months). The total amount of time deposits with maturities exceeding three months is YTL 22,000 (December 31, 2005 – YTL 25,000). Accordingly for the purposes of cash flow statement, the cash and cash equivalents as of March 31, 2006 is YTL 528,985 (December 31, 2005 – YTL 458,726). The time deposits bear fixed interest rates.

As of March 31, 2006, YTL 343,545 of time and demand deposits are deposited at related party banks (December 31, 2005 – YTL 406,233).

5. INVESTMENT SECURITIES

As of March 31, 2006, investment securities which are classified as available for sale securities amounting to YTL 10,658 (December 31, 2005 – YTL 10,324) comprised of Turkish Government Bonds with a maturity of September 27, 2006. The interest rates of such securities are 14.7% per annum .

6. FINANCIAL LIABILITIES

a) Short-term Bank Borrowings

	March 31, 2006			December 31, 2005		
	Amount in Thousands (Original currency)	**Amount (YTL Equivalent)**	**Effective interest rate per annum (%)**	Amount n Thousands (Original currency)	Amount (YTL Equivalent)	Effective interest rate per annum (%)
Short-term bank borrowings						
Denominated in YTL	**-**	**27,270**	**12-10**	-	21,270	12
Denominated in EUR	**50,794**	**82,342**	**2.99**	50,800	80,645	2.99
Accrued interest		**877**			480	
Total		**110,489**			102,395	

b) Long-term Bank Borrowings

	March 31, 2006			December 31, 2005		
	Amount in Thousands (Original currency)	**Amount (YTL Equivalent)**	**Effective interest rate per annum (%)**	Amount n Thousands (Original currency)	Amount (YTL Equivalent)	Effective interest rate per annum (%)
Long-term bank borrowings						
Euro denominated	**87,491**	**141,832**	**Euribor+0.9**	102,072	162,040	Euribor+0.9
Accrued interest	**464**	**753**		1,292	2,051	
Less: Current portion of long-term bank borrowings	**(29,628)**	**(48,030)**		(30,455)	(48,348)	
Total	**58,327**	**94,555**		72,909	115,743	

YTL loans bear fixed interest rates while Euro loans bear variable interest rate.

The repayment schedule of the long-term bank borrowings as of March 31, 2006 is as follows:

	March 31, 2006	December 31, 2005
2007	**23,639**	46,298
2008	**47,278**	46,298
2009	**23,638**	23,147
Total	**94,555**	115,743

The Euro denominated long-term loan was obtained to finance the investment to manufacture Doblo light commercial vehicles. According to the manufacturing agreement signed between Fiat (the customer of the majority of Doblo production) and the Group, the repayment obligations related to such loan is guaranteed by Fiat through future purchases of Doblo until the end of 2008. Accordingly, the Group's exposure to foreign exchange rate and interest rate fluctuations is undertaken by Fiat.

(Currency – Unless otherwise indicated, thousands of New Turkish Liras (YTL))

7. TRADE RECEIVABLES AND PAYABLES

a) Trade Receivables

	March 31, 2006	December 31, 2005
Accounts receivables	**110,838**	188,686
Notes receivable and due dated checks	**41**	612
Doubtful trade receivables	**469**	469
	111,348	189,767
Less: provision for doubtful receivables	**(467)**	(467)
Less: discount on trade receivables	**(98)**	(459)
Total	**110,783**	188,841

As of March 31, 2006, the letter of guarantees and guarantee notes obtained as collateral for trade receivables amounted to YTL 48,067 and YTL 7,155 respectively (December 31, 2005 – YTL 122,903 and YTL 232).

b) Trade Payables

	March 31, 2006	December 31, 2005
Trade payables	**167,463**	153,989
Less: Discount on trade receivables	**(334)**	(535)
Total	**167,129**	153,454

8. FINANCE LEASE OBLIGATIONS AND RECEIVABLE

As of March 31, 2006 and December 31, 2005, the Group does not have any leasing obligations or receivables.

9. RELATED PARTY BALANCES

Related party balances

Due from related parties	March 31, 2006	December 31, 2005
Fiat	**262,487**	212,191
Birmot A.Ş. (Birmot – Subsidiary of Koç Holding A.Ş.)	**19,998**	51,656
Other	**2,811**	3,242
	285,296	267,089
Less: Discount on due from related parties balances	**(253)**	(650)
Total	**285,043**	266,439

(Currency – Unless otherwise indicated, thousands of New Turkish Liras (YTL))

9. RELATED PARTY BALANCES (continued)

Due to related parties	March 31, 2006	December 31, 2005
Fiat	**324,115**	309,644
Mako Elektrik Sanayi ve Ticaret A.Ş. (Mako – Associate company of Fiat)	**9,232**	5,853
Comau S.p.A. (Comau – Associate company of Fiat)	**2,146**	1,701
Birmot	**99**	243
Others	**9,669**	10,676
	345,261	328,117
Less: Discount on due to related parties balances	**(689)**	(1,141)
Total	**344,572**	326,976

Other current liabilities	March 31, 2006	December 31, 2005
Fiat	**3,901**	8,421
Other	**4,103**	3,520
Total	**8,004**	11,941

As of March 31, 2006, time and demand deposits of the Group amounting to YTL 298,168 (December 31, 2005 – 402,345) and YTL 45,377 (December 31, 2005 – YTL 3,888) are deposited in Koçbank A.Ş. and Yapı Kredi Bankası A.Ş. respectively.

Related party transactions

Sales	March 31, 2006	March 31, 2005
Fiat	**334,040**	290,798
Birmot	**78,367**	74,284
Other	**629**	2,374
Total	**413,036**	367,456

Domestic purchases		
Mako	**12,823**	13,395
Powetrain Mekanik Sanayi ve Ticaret Limited Şirketi - Associate company of Fiat	**7,687**	12,513
Beko Ticaret Anonim Şirketi - Subsidiary of Koç Holding A.Ş.	**6,776**	-
Entek Elektrik Üretimi Otoprodüktör Grubu A.Ş. - Subsidiary of Koç Holding	**4,038**	4,843
Döktaş Ticaret Sanayi ve Anonim Şirketi - Subsidiary of Koç Holding A.Ş.	**1,120**	1,297
Others	**9,843**	11,792
Total	**42,287**	43,840

(Currency – Unless otherwise indicated, thousands of New Turkish Liras (YTL))

9. RELATED PARTY BALANCES (continued)

	March 31, 2006		March 31, 2005	
Foreign Purchases	**Materials and Services**	**Property, Plant & Equipment and Intangibles**	Materials and Services	Property, Plant & Equipment and Intangibles
Fiat	**283,154**	**-**	262,924	-
Kofisa S.A.	**55**	**126**	-	-
Other	**636**	**-**	1,379	-
Total	**283,845**	**126**	264,303	-

Interest and other income from related parties, during the three months period ended March 31, 2006 amounts to YTL 15,413 (March 31, 2005 – YTL 7,791).

Salaries and similar benefits paid to the top management (22 people) (March 31, 2005 – 22 people) amounted to YTL 1,707 (March 31, 2005 – YTL 999).

10. OTHER RECEIVABLES AND PAYABLES

a) Other Receivables

	March 31, 2006	December 31, 2005
Short-term consumer financing loans	**1,915**	1,146
Non-performing loans	**2,716**	2,750
	4,631	3,896
Provision for loan impairment	**(2,370)**	(2,274)
Total	**2,261**	1,622
Long-term consumer financing loans	**15,783**	7,286
Total	**15,783**	7,286

As of March 31, 2006, YTL loans originated by the Company bear monthly interest rates ranging between 1.20% - 2.07% per month (December 31, 2005 – 1.25% - 2.07%).

(Currency – Unless otherwise indicated, thousands of New Turkish Liras (YTL))

10. OTHER RECEIVABLES AND PAYABLES (continued)

The maturities of long-term consumer financing loans are as follows :

	March 31, 2006	December 31, 2005
2007	**4,264**	2,359
2008	**6,405**	3,549
2009	**4,171**	1,378
2010	**943**	-
Total	**15,783**	7,286

Movements in the allowance for impairment as of March 31, 2006 is as follows:

	March 31, 2006
January 1,	**2,274**
Loan impairment expense	**96**
Recoveries from loans under follow up	**-**
March 31,	**2,370**

The Company has obtained YTL 500 of mortgages and YTL 23,858 of pledge rights as a guarantee for the consumer financing loans.

b) Other Payables

	March 31, 2006	December 31, 2005
Social securities payable	**8,204**	23,221
Payable to personnel	**5,804**	4,825
Taxes and funds payable	**4,205**	5,165
Other	**399**	1,773
	18,612	34,984

c) Other Financial Liabilities

The Company does not have any financial liabilities as of March 31, 2006 (December 31, 2005- none).

11. BIOLOGICAL ASSETS

None.

(Currency – Unless otherwise indicated, thousands of New Turkish Liras (YTL))

12. INVENTORIES

	March 31, 2006	December 31, 2005
Raw materials, net of reserve for obsolescence of YTL 2,745 (December 31, 2005 – YTL 1,661)	**41,882**	39,457
Work-in-process	**15,952**	15,596
ished goods, net of reserve for obsolescence of YTL 463)ecember 31, 2005 – YTL 1,344)	**20,797**	15,635
Spare parts	**20,982**	21,590
Imported vehicles, net of reserve for obsolescence of YTL 273 (December 31, 2005 - None)	**33,029**	32,023
Goods-in transit and advances given	**20,243**	24,226
Total	**152,885**	148,527

13. RECEIVABLES FROM CONSTRUCTION IN PROGRESS

None.

14. DEFERRED TAX ASSETS AND LIABILITIES

The breakdown of temporary differences and the resulting deferred tax assets as of March 31, 2006 and December 31, 2005, using the effective tax rates were as follows :

	Cumulative temporary differences		Deferred tax assets / (liabilities)	
	March 31, 2006	December 31, 2005	March 31, 2006	December 31, 2005
Employee termination benefits reserve	**(49,293)**	(46,398)	**14,788**	13,919
Warranty provision	**(55,225)**	(53,345)	**16,568**	16,003
Temporary differences arising between tax and book bases of property, plant and equipment and intangibles and inventories	**181,779**	154,982	**(54,534)**	(46,494)
Cumulative gain on the hedging	**(36,697)**	(45,170)	**11,009**	13,551
Investment allowances carried forward	**(1,477,840)**	(1,442,192)	**150,740**	147,104
Unused tax loss carryforwards of KFK	**(21,771)**	(22,875)	**6,531**	6,862
Current year tax loss of Tofaş	**(3,158)**	-	**947**	-
Other temporary differences	**(846)**	(376)	**254**	113
Deferred tax asset, net			**146,303**	151,058
Impairment for deferred tax asset (KFK's deferred tax asset)			**(6,534)**	(6,864)
Deferred tax asset, net			**139,769**	144,194

(Currency – Unless otherwise indicated, thousands of New Turkish Liras (YTL))

14. DEFERRED TAX ASSETS AND LIABILITIES (continued)

The movement on the deferred tax account is as follows:

	March 31, 2006	December 31, 2005
Deferred tax asset at January 1	**144,194**	159,910
Deferred tax (charge) credit for the year	**(1,883)**	(20,236)
Amount accounted under equity	**(2,542)**	4,520
Deferred tax assets at March 31	**139,769**	144,194

15. OTHER CURRENT/NON-CURRENT ASSETS

a) Other Current Assets

	March 31, 2006	December 31, 2005
Prepaid expesenses	**2,393**	465
VAT deductible	**1,751**	16,559
Accrued income	**1,947**	128
Other	**8,320**	3,624
	14,411	20,776

b) As of March 31, 2006, the Group has other non-current assets amounting to YTL 41 (December 31, 2005 – YTL 57).

16. AVAILABLE FOR SALE FINANCIAL ASSETS

As of March 31, 2006 and December 31, 2005, the available for sale financial assets of the Group comprised the following:

	Percentage of Interest	**March 31, 2006**	December 31, 2005
Entek Elektrik Üretimi A.Ş.	13.33 %	**30,684**	30,684
		30,684	30,684

As of December 31, 2005, the participation has been reflected at its assessed fair value of YTL 30,684, which is derived from the appraisal study dated December 29, 2005. The increase of YTL 18,949, that has stemmed from fair value measurement of the participation is presented in the "revaluation surplus of financial assets" account under shareholders equity.

17. POSITIVE/(NEGATIVE) GOODWILL

None.

18. INVESTMENT PROPERTIES

None.

(Currency – Unless otherwise indicated, thousands of New Turkish Liras (YTL))

19. PROPERTY, PLANT AND EQUIPMENT, net

During the three months period ended March 31, 2006, the movement of property, plant and equipment and the acculumated depreciation is as follows:

	Land, Land Improvements and Buildings	Machinery and Equipment	Moulds and Models	Furniture and Fixture	Motor Vehicles	Leasehold Improvements	Advances and Construction in Progress	Total
At December 31, 2005, net of accumulated depreciation	94,614	145,955	185,106	27,793	5,868	4,892	22,438	486,666
Additions	-	82	-	95	-	135	36,754	37,066
Disposals	-	-	-	-	(201)	-	-	(201)
Transfers	25	140	1,299	179	1,004	517	(3,164)	-
Accumulated depreciation of disposals	-	-	-	-	130	-	-	130
Depreciation charge for the period	(1,565)	(9,182)	(17,078)	(2,499)	(647)	(55)	-	(31,026)
At March 31, 2006, net of accumulated depreciation	**93,074**	**136,995**	**169,327**	**25,568**	**6,154**	**5,489**	**56,028**	**492,635**
At March 31, 2006								
Cost	251,041	927,864	1,021,681	197,753	26,508	6,028	56,028	2,486,903
Accumulated depreciation	(157,967)	(790,869)	(852,354)	(172,185)	(20,354)	(539)	-	(1,994,268)
Net carrying amount at March 31, 2006	**93,074**	**136,995**	**169,327**	**25,568**	**6,154**	**5,489**	**56,028**	**492,635**

(Currency – Unless otherwise indicated, thousands of New Turkish Liras (YTL))

19. PROPERTY, PLANT AND EQUIPMENT, net (continued)

During the year ended December 31, 2005, the movement of property, plant and equipment and the acculumated depreciation is as follows:

	Land, Land Improvements and Buildings	Machinery and Equipment	Moulds and Models	Furniture and Fixture	Motor Vehicles	Leasehold Improvements	Advances and Construction in Progress	Total
At December 31, 2004, net of accumulated depreciation	99,479	187,260	215,005	28,741	6,413	3,811	21,464	562,173
Additions	1,386	130	-	8,482	3,460	1,272	47,645	62,375
Disposals	(13,766)	(7,506)	(1,337)	(273)	(4,318)	-	-	(27,200)
Transfers		6,577	40,084	10	-	-	(46,671)	-
Accumulated depreciation of disposals	13,750	7,506	1,337	273	2,756	-	-	25,622
Depreciation charge for the period	(6,235)	(48,012)	(69,983)	(9,440)	(2,443)	(191)	-	(136,304)
At December 31, 2005, net of accumulated depreciation	**94,614**	**145,955**	**185,106**	**27,793**	**5,868**	**4,892**	**22,438**	**486,666**
At December 31, 2005								
Cost	251,016	927,642	1,020,382	197,479	25,705	5,376	22,438	2,450,038
Accumulated depreciation	(156,402)	(781,687)	(835,276)	(169,686)	(19,837)	(484)	-	(1,963,372)
Net carrying amount at December 31, 2005	**94,614**	**145,955**	**185,106**	**27,793**	**5,868**	**4,892**	**22,438**	**486,666**

Restrictions on Assets

As of March 31, 2006 and December 31, 2005, there are no restrictions on assets.

(Currency – Unless otherwise indicated, thousands of New Turkish Liras (YTL))

20. INTANGIBLES

During the periods ended March 31, 2006 and December 31, 2005 , the movements of intangibles are as follows:

	License Fee and R&D	Others	Total
At December 31, 2005, net of accumulated depreciation	142,337	1,516	**143,853**
Additions	27,115	438	**27,553**
Depreciation charge for the year	(3,953)	(169)	**(4,122)**
At March 31, 2006, net of accumulated depreciation	165,499	1,785	**167,284**
At March 31, 2006			
Cost	292,327	16,611	**308,938**
Accumulated depreciation	(126,828)	(14,826)	**(141,654)**
Net carrying amount at March 31, 2006	165,499	1,785	**167,284**

	License Fee and R&D	Others	Total
At December 31, 2004, net of accumulated depreciation	34,932	992	**35,924**
Additions	123,215	1,315	**124,530**
Depreciation charge for the year	(15,810)	(791)	**(16,601)**
At December 31, 2005, net of accumulated depreciation	142,337	1,516	**143,853**
At December 31, 2005			
Cost	265,212	16,173	**281,385**
Accumulated depreciation	(122,875)	(14,657)	**(137,532)**
Net carrying amount at December 31, 2005	142,337	1,516	**143,853**

21. ADVANCES TAKEN

As of March 31, 2006 and December 31, 2005, there is not any advances taken from customers.

22. EMPLOYEE PENSION PLANS

None.

(Currency – Unless otherwise indicated, thousands of New Turkish Liras (YTL))

23. PROVISIONS

a) Short term provisions

	March 31, 2006	December 31, 2005
Warranty provision	**55,225**	53,345
Provision for sales discount	**15,816**	2,136
Provision for advertising expenses	**5,638**	-
Services from third parties	**2,708**	1,323
Royalty expense provision	**2,350**	7,484
Salaries and wages payable	**1,279**	-
Provision for personnel social expenses	**503**	-
Other	**3,987**	2,132
Total	**87,506**	66,420

The warranty provision movement for the three months period ended March 31, 2006 is as follows:

	March 31, 2006	December 31, 2005
Balance at January 1	**53,345**	44,247
Used	**(4,505)**	(20,686)
Provision	**6,385**	29,784
Balance at March 31	**55,225**	53,345

b) Long term provisions

In accordance with existing social legislation, the Group is required to make lump-sum payments to employees whose employment is terminated due to retirement or for reasons other than resignation or misconduct. Such payments are calculated on the basis of 30 days' pay (limited to a maximum of historical YTL 1,771 (in full YTL)) (December 31, 2005 – YTL 1,727 (full - YTL) per year of employment at the rate of pay applicable at the date of retirement or termination.

In the consolidated financial statements, the Group reflected a liability calculated using the Projected Unit Credit Method and based upon factors derived using their experience of personnel terminating their services and being eligible to receive retirement pay and discounted by using the current market yield at the balance sheet date on government bonds. Assumptions used in calculation are as follows:

	March 31, 2006	December 31, 2005
Discount rate	**%5.49**	%5.49
Estimated turnover rate for retirement (%)	**%99**	%99

(Currency – Unless otherwise indicated, thousands of New Turkish Liras (YTL))

23. PROVISIONS (continued)

Movements in reserve for employee termination benefits between January, 1 2006 and March, 31 2006 is as follows:

	March 31, 2006	December 31, 2005
Balance as of January 1	**46,398**	38,457
Payments	**(745)**	(3,468)
Charge for the period	**3,640**	11,409
Balance as of March 31, 2006	**49,293**	46,398

24. MINORITY INTEREST

None.

25. SHARE CAPITAL/ADJUSTMENTS TO SHARE CAPITAL AND EQUITY INVESTMENTS

Registered capital ceiling of the Company is YTL 1,000,000. The Company's historical authorized and issued share capital as of March 31, 2006 and December 31, 2005 is YTL 500,000 and it is consisted of 50,000,000,000 shares with YTL 0.01 (full YTL) par value each. As of March 31, 2006 and December 31, 2005, the breakdown of issued share capital of the Company is as follows:

		March 31, 2006		December 31, 2005	
	Share Group	Amount (Historical YTL)	%	Amount (Historical YTL)	%
Fiat Auto S.p.A.	D	**189,280**	**37.86**	189,280	37.86
Koç Holding A.Ş.	A	**187,938**	**37.59**	187,938	37.59
Koç Holding companies ve family	A	**1,342**	**0.27**	1,342	0.27
Other, including publicly traded shares	E	**121,440**	**24.28**	121,440	24.28
Total Paid in Share Capital		**500,000**	**100.00**	500,000	100.00

The shareholders holding A and D group shares have the privilege to choose the members for Board of Directors and Board of Auditors and also have the privilege of using preemption rights in buying each other's shares. The Group's Articles of Association requires a 75% majority vote of outstanding share for the passing of General Assembly resolutions.

(Currency – Unless otherwise indicated, thousands of New Turkish Liras (YTL))

26. CAPITAL RESERVES

The effect of restatement of share capital included in the balance sheet as of March 31, 2006 and December 31, 2005 consists of the following:

	March 31, 2006	December 31, 2005
Issued share capital	**348,382**	348,382
Statutory inflation adjustment which were not offset	**1,153**	1,153
Total	**349,535**	349,535

In 2004, the Group has net-off from share capital accounts, the balancing figure amounting to YTL 616,602 which was accounted under prior year losses account as of December 31, 2003. As of December 31, 2004, except for the inflation adjustment on paid-in share capital amounting to YTL 348,382, there is YTL 16,681 of statutory inflation adjustment which were not off-set. In 2005, the Group has transferred YTL 15,528 from statutory inflation adjustment which were not offset, to paid-in share capital account. Furthermore in 2005, the Company has transferred the gain on sale of fixed asset amounting to YTL 31,632 and retained earnings balance of YTL 2,840 to paid-in share capital balance. Accordingly, the share capital balance has been increased to YTL 500,000.

27-28. LEGAL RESERVES – RETAINED EARNINGS

The legal reserves consist of first and second legal reserves, appropriated in accordance with the Turkish Commercial Code (TCC). The TCC stipulates that the first legal reserve is appropriated out of historical statutory profits at the rate of 5% per annum, until the total reserve reaches 20% of the Group's historical paid-in share capital. The second legal reserve is appropriated at the rate of 10% per annum of all cash distributions in excess of 5% of the historical paid-in share capital. Under TCC, the legal reserves are not available for distribution unless they exceed 50% of the historical paid-in share capital but may be used to offset losses in the event that historical general reserve is exhausted.

The public companies distribute dividends in accordance with the CMB regulations, which can be summarised as follows:

The adjusting figure arising from the initial application of the inflation adjustment on the opening balance sheet, in accordance with Communique XI-25 of CMB, should be considered as a deduction during the calculation of the inflation adjusted profit available for distribution. Furthermore, such adjusting figure which is followed under statutory accumulated losses account may be offset with the net income for the year, unappropriated prior year earnings, and the remaining portion can be offset by the restatement differences arising from the application of inflation adjustment on (i) extraordinary reserves, (ii) legal reserves and (ii) other equity items.

Starting from January 1, 2004, the Companies which are preparing their financial statements in accordance with IFRS are required to distribute profits at 30%. Distribution can be made in cash or through distribution of bonus shares or both in certain percentages as decided by the general assembly of the Company provided that the amount will not be lower than the 30% of the profit available for distribution. Companies subject to regulations of CMB cannot distribute dividend at an amount higher than the distributable profit in their statutory financial statements prepared in accordance with Turkish Tax Procedural Code and Commercial Code.

29. FOREIGN CURRENCY POSITION

The foreign currency position of the Group as of March 31, 2006 and December 31, 2005 is as follows:

	March 31, 2006					
	USD (thousand)	YTL Equivalent	Euro (thousand)	YTL Equivalent	Other foreign currencies YTL Equivalent	Total YTL Equivalent
Cash and cash equivalents	671	902	51,860	84,070	-	84,972
Trade receivables (including due from related parties)	4,779	6,417	167,075	270,845	-	277,262
Inventory advances	-	-	448	726	-	726
Other current assets	34	55	136	220	-	275
Total YTL equivalent of foreign currency assets	**5,484**	**7,374**	**219,519**	**355,861**	**-**	**363,235**
Bank borrowings	-	-	138,749	224,926	-	224,926
Trade payables (including due to related parties)	22	30	209,505	339,629	-	339,659
Other liabilities	336	451	1,458	2,364	-	2,815
Total YTL equivalent of foreign currency liabilities	**358**	**481**	**349,712**	**566,919**	**-**	**567,400**
Net foreign currency position		**6,893**		**(211,058)**	**-**	**(204,165)(*)**

	December 31, 2005					
	USD (thousand)	YTL Equivalent	Euro (thousand)	YTL Equivalent	Other foreign currencies YTL Equivalent	Total YTL Equivalent
Cash and cash equivalents	782	1,049	74,460	118,205	-	119,254
Trade receivables (including due from related parties)	5,509	7,392	138,854	220,430	-	227,822
Other current assets	52	70	1,558	2,474	-	2,544
Total YTL equivalent of foreign currency assets	6,343	8,511	214,872	341,109	-	349,620
Short-term bank borrowings	-	-	154,206	244,803	-	244,803
Trade payables (including due to related parties)	203	272	235,884	374,466	3	374,741
Advances taken and other liabilities	39	53	9,181	14,575	-	14,628
Total YTL equivalent of foreign currency liabilities	242	325	399,271	633,844	3	634,172
Net foreign currency position		8,186		(292,735)	(3)	(284,552) (*)

(*) As explained in Note 6, the Group's exposure to foreign exchange rate fluctuations on the long-term bank borrowings denominated in Euro are undertaken by Fiat. Accordingly, net foreign currency exposure of the Group as of March 31, 2006, is YTL 20,761 (December 31, 2005 – net foreign currency asset position YTL 39,749).

(Currency – Unless otherwise indicated, thousands of New Turkish Liras (YTL))

30. INVESTMENT ENCOURAGEMENT CERTIFICATES

Investment Grants

The Group has obtained investment encouragement certificates in connection with certain major capital expenditures, which entitle the Group to:

i) 100% exemption from customs duty on machinery and equipment to be imported,

ii) Investment allowances of 200% on the approved capital expenditures and investments,

iii) 100% VAT exemption on the local capital expenditures.

There is no investment allowances used in 2006 (December 31, 2005 – YTL 16,633) and as of March 31, 2006 the amount of unused investment allowances is YTL 1,477,840 (December 31, 2005 – YTL 1,442,192).

31. PROVISIONS, CONTINGENT ASSETS AND LIABILITIES

Litigations

As of March 31, 2006 the total amount of outstanding legal claims brought against the Group is YTL 2,189 (December 31, 2005 – YTL 2,023). The Group has reflected a reserve amounting to YTL 731 (December 31, 2005 – YTL 731) in the consolidated financial statements for such legal suits against the Group.

Bank Letters of Guarantee

The breakdown of letters of guarantee given by the Group as of March 31, 2006 and December 31, 2005 is as follows:

		March 31, 2006	December 31, 2005
a) Letters of guarantee given to banks, customs and suppliers:	YTL	**4**	4
	USD$	**100,000**	100,000
	EURO	**2,000,000**	2,000,000
b) Letters of guarantee given for short-term and long-term bank borrowings :	YTL	**34,477**	22,190
c) Other :	YTL	**1,397**	1,256

Other

The Company has an export incentive certificate, accordingly as of March 31, 2006 the Company has USD 571 million of export commitments to be realized before the end of year 2006. As of March 31, 2006, USD 264 million of the commitment is realized. (As of December 31, 2005, USD 35 million of the commitment was realized in accordance with the USD 572 million of commitment to be realized before the end of year 2006. Furthermore, as of December 31, 2005 the Company realized USD 1,958 million of export in accordance with three export incentive certificates that were closed within 2005).

As of March 31, 2006, the unused letters of credit opened for raw material purchases amounts to EUR 3,180,870 (December 31, 2005 – EUR 2,487,822) and the unused letters of credit opened for fixed asset purchases amounts to EUR 11,682,000 (December 31, 2005 – Euro 12,099,000).

(Currency – Unless otherwise indicated, thousands of New Turkish Liras (YTL))

31. PROVISIONS, CONTINGENT ASSETS AND LIABILITIES (continued)

Until 2007, the Group will realize investments amounting to EUR 350 million and EUR 172 million in line with the agreements signed related to two investment projects. A part of the development work, which will be made within the scope of these investments, is carried out by Fiat. There have been no costs charged by Fiat in 2006 yet. The development costs charged by Fiat amounted to EUR 32.1 million in 2005.

During the course of 2005 the Company was subjected to a formal tax investigation. Following the completion of the tax investigation, the Company was presented with reports, assessing additional tax payments, delay penalty interest and penalty payments total of which amounted to YTL 17,701. The additional tax assessment mainly related to the recognition of value added and withholding taxes on service invoices. In connection with this claim the Company will apply to Reconciliation Committee of the Ministry of Finance. In the financial statements the Company did not provide a provision in connection with such issue, since no material loss is expected from tax investigation.

32. MERGERS AND AQUISITIONS

None.

33. SEGMENT REPORTING

None.

34. SUBSEQUENT EVENTS

At the General Assembly meeting held on April 20, 2006, it has been decided to distribute, after the deduction of legal liabilities from the net profit of year 2005, YTL 50,000,000 of dividends. The date of the dividend distribution is May 15, 2006.

35. DISCONTINUING OPERATIONS

None.

36. OPERATIONAL INCOME

a) Net Sales

	March 31, 2006	March 31, 2005
Export sales	**343,271**	304,326
Domestic sales	**261,783**	229,055
Total	**605,054**	533,381

Sales discounts amount to YTL 52,003 (March 31, 2005 – YTL 40,816).

(Currency – Unless otherwise indicated, thousands of New Turkish Liras (YTL))

36. OPERATIONAL INCOME (continued)

b) Other income from operational activities

	March 31, 2006	March 31, 2005
Income from direct material sales	**2,498**	6,576
Income from mould sales	**763**	4,794
Income from scrap sales	**2,842**	3,013
Packaging income	**2,014**	2,231
Other	**481**	1,334
Total	**8,598**	17,948

c) Cost of Sales

	March 31, 2006	March 31, 2005
Direct material expense	**409,492**	389,466
Direct labor expense	**14,367**	12,623
Depreciation expense	**29,887**	29,199
Other production expenses	**21,176**	26,298
Total cost of production	**474,922**	457,586
Change in work-in-process	**(356)**	(8,925)
Change in finished goods	**(5,162)**	(6,267)
Cost of merchandise sold	**82,728**	54,279
Cost of other sales	**2,561**	4,951
Total	**554,693**	501,624

(Currency – Unless otherwise indicated, thousands of New Turkish Liras (YTL))

36. OPERATIONAL INCOME (continued)

d) Production and Sales Quantities

	Production		Sales	
	March 31, 2006	March 31, 2005	**March 31, 2006**	March 31, 2005
Doblo	**29,567**	25,051	**29,194**	24,696
Albea	**4,367**	4,190	**4,505**	4,182
Palio – Palio Van	**1,016**	2,785	**1,137**	2,653
CKD demonte	**1,824**	2,784	**1,824**	2,784
Bird series	**524**	797	**243**	597
Marea	**153**	171	**155**	353
Ducato	**-**	-	**642**	535
Punto	**-**	-	**3,014**	258
Alfa Romeo	**-**	-	**222**	202
Idea	**-**	-	**75**	115
Panda	**-**	-	**39**	132
Stilo	**-**	-	**45**	122
Strada	**-**	-	**190**	153
Ferrari	**-**	-	**6**	-
Lancia	**-**	-	**-**	1
Total	**37,451**	35,778	**41,291**	36,783

37. OPERATING EXPENSES

	March 31, 2006	March 31, 2005
Selling and marketing expense	**32,821**	29,572
General and administrative expense	**21,753**	23,033
Research and development expense	**2,641**	4,407
Total	**57,215**	57,012

a) Selling and Marketing Expense

	March 31, 2006	March 31, 2005
Personnel expenses	**7,075**	6,679
Warranty expenses	**6,441**	6,871
Royalty expenses	**2,269**	3,403
Shipment and insurance expenses	**3,738**	3,768
Advertisement expenses	**5,898**	3,257
Packaging expenses	**1,317**	1,290
Other selling and marketing expenses	**6,083**	4,304
Total	**32,821**	29,572

(Currency – Unless otherwise indicated, thousands of New Turkish Liras (YTL))

37. OPERATING EXPENSES (continued)

b) General and Administrative Expense

	March 31, 2006	March 31, 2005
Personnel expenses	**6,836**	7,285
Depreciation and amortization expenses	**5,018**	8,402
Other general and administrative expenses	**9,899**	7,346
Total	**21,753**	23,033

c) Depreciation and Amortization Expense

	March 31, 2006	March 31, 2005
Cost of production	**29,887**	29,199
Research and development expenses	**5,018**	8,402
General and administrative expenses	**243**	417
Total	**35,148**	38,018

d) Personnel Expense

	March 31, 2006	March 31, 2005
Wages and salaries	**41,632**	38,244
Labor expenses charged by subcontractors	**758**	698
Other social expenses	**3,529**	2,478
Total	**45,919**	41,420

38. OTHER OPERATING INCOME / EXPENSE AND GAIN / LOSS

a) Other Operating Income and Gains

	March 31, 2006	March 31, 2005
R&D incentive premiums	**1,876**	2,815
Rent income	**331**	337
Others	**1,321**	2,134
	3,528	5,286

b) Other Operating Expense and Losses

As of March 31, 2006, the Company have other operating expenses of YTL 89 (March 31, 2005 – None).

(Currency – Unless otherwise indicated, thousands of New Turkish Liras (YTL))

39. FINANCIAL INCOME / EXPENSE

	March 31, 2006	March 31, 2005
Financial Income		
Foreign exchange gain	**13,403**	7,126
Interest income	**22,740**	12,056
Other financial income	**148**	81
Total financial income	**36,291**	19,263
Financial Expense		
Foreign exchange loss	**(9,667)**	(5,353)
Interest expense	**(5,129)**	(2,603)
Total financial expense	**(14,796)**	(7,956)
Financial income/(expense), net	**21,495**	11,307

40. NET MONETARY GAIN / LOSS

Due to the announcement of CMB dated March 17, 2005, the inflation accounting application has been ceased by January 1, 2005, therefore there is no monetary gain/loss incurred in 2005 and 2006.

41. TAXATION

The Group is subject to taxation in accordance with the tax procedures and the legislation effective in Turkey.

In Turkey, the corporation tax rate for the fiscal year effective from January 1, 2005 is 30% (December 31, 2005 - 30%). Corporate tax returns are required to be filed until the fifteenth of the fourth month following the balance sheet date and paid until the end of the fourth month. The tax legislation provides for a temporary tax of 30% (December 31, 2005 - 30%) to be calculated and paid based on earnings generated for each quarter. The amounts thus calculated and paid are offset against the final corporate tax liability for the year.

Corporate tax losses can be carried forward for a maximum period of five years following the year in which the losses were incurred. The tax authorities can inspect tax returns and the related accounting records for a retrospective maximum period of five years. As of March 31, 2006, the accumulated statutory tax loss carry forward of KFK amounted to YTL 21,771 (December 31,2005 - YTL 22,875 in historical terms).

Effective from April 24, 2003, investment allowances provides a deduction from the corporate tax base of 40% of the purchase price of purchases of the brand-new fixed assets having economic useful life and directly related with the production of goods and services. Investment allowance that arose prior to April 24, 2003 are taxed at 19.8% (withholding tax) unless they are converted to new type at companies' will.

(Currency – Unless otherwise indicated, thousands of New Turkish Liras (YTL))

41. TAXATION (continued)

While investment allowance exceptions were carried forward indefinitely, effective from January 1, 2006, Income tax Law Article No:19 has been enacted. The investment allowance exceptions are expected to be valid until the end of 2008 depending on specific conditions. In accordance with this, Income Tax Law Temporary Article No:69 indicates that Companies can utilize the investment expenditures, which were valid as of 2005 year end not deducted from 2005 year income and which are incurred after January 1, 2006 under the investment incentive certificates received before April 24, 2004 up to the 2008 year-end.

In Turkey, the tax legislation does not permit a parent company and its subsidiaries to file a consolidated tax return. Therefore, provision for taxes, as reflected in the consolidated financial statements, has been calculated on a separate-entity basis.

As of March 31, 2006 and December 31, 2005, the analysis of the tax expense in the income statement is as follows:

	March 31, 2006	December 31, 2005
Current tax	-	(1,823)
Deferred tax income	**(1,883)**	(20,236)
	(1,883)	(22,059)

The numeric reconciliation between tax income and the accounting results multiplied by the applicable tax rate as of March 31, 2006 and December 31, 2005 are as follows:

	March 31, 2006	December 31, 2005
Net income before provision for taxes	**27,682**	163,904
Income tax charge at 30% (2005-30%)	**(8,305)**	(49,171)
Effect of investment allowances – current period investments without certificate	-	3,171
Effect of current year tax loss	**947**	-
Effect of unused investment allowances	**3,636**	17,376
Non-taxable income	-	10,460
Effect of restatement of certain non-monetary items and others	**1,509**	(5,470)
Allowance for deferred tax asset of KFK	**330**	1,575
Amount reflected in the income statement	**(1,883)**	(22,059)

42. EARNINGS PER SHARE

Earnings / loss per share is determined by dividing net income / loss by the weighted average number of shares that have been outstanding during the related period concerned. Earnings per share as of March 31, 2006 and March 31, 2005 are Yeni Kuruş 0.05 and Yeni Kuruş 0.02, respectively.

(Currency – Unless otherwise indicated, thousands of New Turkish Liras (YTL))

43. CASH FLOW STATEMENT

	March 31, 2006	March 31, 2005
Cash flows from operating activities		
Net income before monetary gain and provision for taxes	**27,682**	10,528
Reconciliation between net income before monetary loss and taxation and cash generated from operating activities		
Depreciation and amortization	**35,148**	38,018
Interest expense	**5,129**	7,395
Interest income	**(22,740)**	(12,056)
Provision for employment termination benefits	**3,640**	7,205
Gain on sale of property, plant and equipment	**9**	(194)
Warranty provision, net	**6,385**	6,555
Operating income before working capital changes	**55,253**	57,451
Net working capital changes in-		
Trade receivables and due from related parties	**59,454**	(35,313)
Inventories	**(4,358)**	17,032
Other current/non current assets and other receivables	**(2,755)**	(2,304)
Trade payables and due to related parties	**31,271**	10,225
Other current liabilities	**(6,594)**	8,615
Employment termination benefits paid	**(745)**	(333)
Warranty payments	**(4,505)**	(4,793)
Net cash provided by operating activities	**127,021**	50,580
Cash flows from investing activities		
Investment securities	**(334)**	(20,627)
Time deposits which have a maturity more than three months	**3,000**	-
Purchase of property, plant, equipment and intangibles	**(64,619)**	(12,991)
Proceeds from sale of property, plant and equipment	**62**	340
Net cash used in investing activities	**(61,891)**	(33,278)
Cash flows from financing activities		
Net change in financial liabilities	**8,628**	(23,200)
Interest paid	**(3,499)**	(4,792)
Net cash used in financing activities	**5,129**	(27,992)
Net change in cash and cash equivalents	**70,259**	(10,690)
Cash and cash equivalents at the beginning of the period	**458,726**	279,409
Cash and cash equivalents at the end of the period	**528,985**	268,719

(Currency – Unless otherwise indicated, thousands of New Turkish Liras (YTL))

44. STATEMENT OF CHANGES IN EQUITY

As of March 31, 2006 and 2005 shareholders' equity movement is as follows:

	Share Capital	Share Premium	Legal Reserves	Extraordinary Reserves	Revaluation surplus of financial assets	Inflation Adjustment Effect on Nominal Equity Items	Cumulative gain on the hedging	Accumulated Profits	Net Income for the Period	Total Shareholders' Equity
December 31, 2004	450,000	-	-	-	-	348,382	39,095	16,681	33,697	887,855
Transfers	-	-	-	-	-	-	-	33,697	(33,697)	-
Gain on the hedging (After the realized loss of YTL 5,710 described in income *statement)*	-	-	-	-	-	-	5,491	-	-	5,491
Revaluation surplus of financial assets	-	-	-	-	23,769	-	-	-	-	23,769
Net profit for the period	-	-	-	-	-	-	-	-	12,019	12,019
March 31, 2005	450,000	-	-	-	23,769	348,382	44,586	50,378	12,019	929,134
December 31, 2005	**500,000**	-	-	-	**18,951**	**349,535**	**58,721**	**857**	**110,213**	**1,038,277**
Transfers	-	-	-	-	-	-	-	**110,213**	**(110,213)**	-
Gain on the hedging (After the realized gains of YTL 8,531 described in income statement)	-	-	-	-	-	-	**(11,015)**			**(11,015)**
Revaluation loss of financial assets	-	-	-	-	**(25)**	-	-	-	-	**(25)**
Net profit for the period	-	-	-	-	-	-	-		**25,799**	**25,799**
Transfers to share capital	-	-	-	-	-	-	-	-	-	-
March 31, 2006	**500,000**	-	-	-	**18,926**	**349,535**	**47,706**	**111,070**	**25,799**	**1,053,036**

45. OTHER MATTERS THAT SIGNIFICANTLY AFFECT FINANCIAL STATEMENTS OR ARE NECESSARY FOR OPENNESS, INTERPRETABILITY AND CLEARNESS OF THE FINANCIAL STATEMENTS

Additional paragraph for convenience translation to English:

The effect of the differences between the accounting principles summarized in Note 2 and the accounting principles generally accepted in countries in which the financial statements are to be distributed and International Financial Reporting Standards (IFRS), have not been quantified and reflected in the financial statements. The accounting principles used in the preparation of the financial statements differ materially from IFRS, with respect to the accounting for the effects of hyperinflation and presentation of financial statements. Accordingly, the financial statements are not intended to present the Company's financial position and results of its operations in accordance with accounting principles generally accepted in such countries of users of the financial statements and IFRS.